SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP
                            (Name of Subject Company)

 MACKENZIE PATTERSON, INC.; MP FALCON GROWTH FUND, LLC; MP VALUE FUND 6, LLC; MP FALCON FUND, LLC; MP DEWAAY FUND, LLC; MP INCOME FUND 18, LLC; MP INCOME FUND
        17, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

                                    (Bidders)

                 ASSIGNEE UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                       Derenthal & Dannhauser
1640 School Street                              One Post Street, Suite 575
Moraga, California  94556                       San Francisco, California  94104
(925) 631-9100                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                        Amount of
         Valuation*                                         Filing Fee

         $1,500,000                                           $300

* For purposes of calculating the filing fee only. Assumes the purchase of 100,000 Units at a purchase price equal to $15 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MACKENZIE PATTERSON , INC.; MP FALCON GROWTH FUND, LLC; MP VALUE FUND 6, LLC; MP FALCON FUND, LLC; MP DEWAAY FUND, LLC; MP INCOME FUND 18, LLC; MP INCOME FUND 17, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P. (collectively the "Purchasers") to purchase up to 100,000 Units of limited partnership interest (the "Units") in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP, a Delaware limited partnership (the "Issuer"), the subject company, at a purchase price equal to $15 per Unit, less the amount of any distributions declared or made with respect to the Units between December 27, 2001 (the "Offer Date") and February 11, 2002 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 27, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson, Inc. is named as an offeror herein because it is deemed to control the Purchasers, but it is not otherwise participating in the offer described in this schedule. The number of Units subject to the Offer will be reduced to the extent necessary to cause the number of Units purchased in the offer, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Purchase of Units in excess of this amount may be prohibited under the Partnership's limited partnership agreement.

         Tender of Units will include the tender of any and all securities into which the Units may be converted or exchanged, and any securities distributed with respect to the Units from and after the Offer Date.

         The Issuer had 500,000 Units issued and outstanding held by approximately 475 Unit holders as of December 31, 2000, according to its annual report on Form 10-K for the year then ended. The Purchasers and their affiliates currently beneficially own an aggregate of 23,033 Units, or approximately 4.6% of the outstanding Units. The 100,000 Units subject to the Offer constitute approximately 20% of the outstanding Units. Accordingly, if all of the Units sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own in the aggregate 123,033 Units or approximately 24.6% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $1,500,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Issuer's principal executive offices is 225 East Redwood Street, Baltimore, Maryland 21202

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated December 27, 2001

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated December 27, 2001

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 27, 2001

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 6, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 17, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP INCOME FUND 18, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President












































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



                                  EXHIBIT INDEX


Exhibit        Description                                               Page

(a)(1)         Offer to Purchase dated December 27, 2001

(a)(2)         Letter of Transmittal

(a)(3)         Form of Letter to Unit holders dated December 27, 2001